

DELICIOUS SNACKS YOU CAN TRUST

PARTNER WITH US

Phase 1
Bridge Round

Up to **$2 Million** via SAFE

Timing: Rolling Close / Target Close Date is December 31st, 2024

Terms: Converts to Equity at Close of Series A Raise (Phase 2 - 2025) - **Min. Investment - $50,000**

Use: Fueling Growth Opportunities at Retail + New Costco Regions!

WHY INVEST?



Scan or *click here* to watch a short message from the Guzmans



Started with an entrepreneurial dream, delivering snacks out of our car

1994



Built distribution business with grit and hard work, sold to Grupo Bimbo

2006 - 2021



Launched AT bootstrapped and scaled to ~$10M & 6,000+ stores

2014



5 Costco Regions and more exciting things coming!

2024



Impacting families, ecosystems, communities, and our planet!

PRESENT



MATEO · JUAN · MACALL · CAMI · MARGIE · SOFIA · JOSE · MACA · LUCAS